UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 14, 2013.

2.     Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

ABB proposes to raise dividend on the back of solid growth and near-record cash flow

•              Full-year 2012 orders and revenues higher(1) despite difficult business climate

•              Continued growth in automation supported by Thomas & Betts acquisition

•              Power Products with solid operational EBITDA margin in a tough environment

•              Continued robust free cash flow(2) generation

Zurich, Switzerland, Feb. 14, 2013 — ABB reported higher orders and revenues for the full year 2012, a solid performance on operational EBITDA and another year of strong free cash flow generation as it continued to capture profitable growth opportunities in a weak business environment while further improving productivity.

“We again showed we can deliver consistent results through the cycle,” said ABB Chief Executive Officer Joe Hogan. “We took significant actions in 2012 to adjust our geographic and portfolio balance, especially with the acquisition of Thomas & Betts to further build our position in the large and growing North American market. Also on an organic basis(3), we delivered a decent top line and profitability in a tough market.

“Furthermore, we addressed critical issues in our power businesses with a one-off charge of about $350 million so we can continue to deliver best-in-class returns more consistently,” Hogan said. “We also executed on our strategy to develop disruptive technologies, particularly in direct current power applications, with promising growth opportunities ahead. And thanks to our solid cash generation, we can once again propose an increased dividend to shareholders.

“Looking ahead, the fundamental long-term drivers of our business, such as growing electricity consumption, urbanization and industrialization in emerging markets, growth in renewables and the need to increase energy and resource efficiency all remain intact,” Hogan said. “In the short term, there are still a lot of questions around the pace of growth in Europe and the US and the timing of the rebound in China. But we’ve demonstrated over the past few years our ability to compete successfully and deliver steady revenues and earnings through turbulent times, and we’re very confident that we can continue to do so. That means we’ll continue to be conservative on costs while making sure we are in position to outperform as the market environment improves.”

2012 Q4 and full-year key figures

			Change					Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	Organic	FY 2012	FY 2011	US$	Local	Organic
Orders	10’517	10’160	4%	4%	-2%	40’232	40’210	0%	4%	0%
Order backlog (end Dec)	29’298	27’508	7%	5%
Revenues	11’021	10’571	4%	5%	-1%	39’336	37’990	4%	7%	3%
EBIT	863	1’123	-23%			4’058	4’667	-13%
as % of revenues	7.8%	10.6%				10.3%	12.3%
Operational EBITDA	1’373	1’568	-12%			5’555	6’014	-8%
as % of operational revenues	12.5%	14.8%				14.2%	15.8%
Net income	604	830	-27%			2’704	3’168	-15%
Basic net income per share ($)	0.26	0.36				1.18	1.38
Dividend per share (CHF)*						0.68	0.65
Cash from operating activities	2’438	1’674	46%			3’779	3’612	5%
Free cash flow(2)						2’555	2’593	-1%
as % of net income						94%	82%
Cash return on invested capital(2)						12%	14%

(1)           Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables

(2)           See reconciliation of non-GAAP measures in Appendix 1

(3)           Organic changes are in local currencies and exclude Thomas & Betts, acquired in mid-May 2012.

*             Proposed by the Board of Directors

Summary of Q4 2012 results

Market overview

Global economic growth remained under pressure through the fourth quarter of 2012 and uncertainties around government spending in the mature markets persisted, resulting in cautious customer spending across many of ABB’s businesses.

Nevertheless, there were growth opportunities in selected regions and end markets during the quarter and ABB was able to grow orders by 4 percent, with base orders (below $15 million) at the same level on an organic basis as in the fourth quarter of 2011. Industrial demand for more energy efficient production technologies and the need to deliver more electricity through existing power grids remained the key growth drivers.

Q4 2012 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q4 12	Q4 11	US$	Local	Q4 12	Q4 11	US$	Local
Europe	3’533	3’482	1%	3%	3’818	3’985	-4%	-2%
Americas	3’451	2’439	41%	42%	3’047	2’571	19%	19%
Asia	2’490	3’327	-25%	-27%	3’007	2’856	5%	5%
Middle East and Africa	1’043	912	14%	21%	1’149	1’159	-1%	1%
Group total	10’517	10’160	4%	4%	11’021	10’571	4%	5%

Orders in the Americas increased on both an organic (22 percent) and inorganic basis (42 percent). Orders grew at a double-digit pace in North America and Brazil in the quarter, driven both by utility demand for grid upgrades as well as broad industrial demand in both North and South America.

In Europe, orders grew 3 percent in the fourth quarter. Power orders led the gains, partly due to high-voltage subsea cable orders in Norway and Finland. Orders were also up in eastern Europe, Italy and France, offsetting lower demand in Germany and the UK.

Asia orders decreased 27 percent versus the same quarter a year earlier, which included a $900-million ultrahigh voltage direct current (UHVDC) order in India. Both power and automation orders were higher in China in the quarter, with total orders in China up by approximately 10 percent, supported in part by a large order for converter transformers to be used in a UHVDC power transmission link. Orders increased in the Middle East and Africa on demand for power equipment to reinforce the grid, renewable energy in South Africa, and for upstream oil and gas products and systems.

Total large orders (above $15 million) declined 9 percent compared with the fourth quarter of 2011.

The order backlog at the end of December reached $29 billion, a local-currency increase of 5 percent compared with the end of the fourth quarter in 2011, and flat versus the end of the third quarter in 2012.

Total revenues increased in the fourth quarter, reflecting the contribution of approximately $600 million from Thomas & Betts. On an organic basis, revenues were down 1 percent. Revenues were higher in Discrete Automation and Motion and Low Voltage Products, and flat to lower in the other divisions.

In the service business, orders grew by 5 percent in the quarter and were 7 percent higher for the full year. Service revenues grew by 4 percent in the quarter and 8 percent for the full year. In line with the strategic initiative to increase the total share of service business, both orders and revenues increased on an organic basis to 17 percent of their respective full-year 2012 Group totals versus 16 percent in 2011.

Earnings and net income

Operational EBITDA in the fourth quarter of 2012 amounted to $1.4 billion, 12 percent lower than the year-earlier period. This was primarily the result of lower earnings in the Power Systems division, most of which was related to charges associated with refocusing the Power Systems division for higher long-term profitability. The initiative, announced in December, had an impact of approximately $350 million on earnings before interest and taxes (EBIT), of which approximately $100 million were related to restructuring-related and other non-operational items. Approximately $250 million in charges were taken in operational EBITDA.

Negative price impacts, primarily reflecting weak pricing on power orders taken in previous quarters, were more than offset by cost savings of almost $320 million in the fourth quarter, bringing the full-year cost savings to approximately $1.1 billion. Foreign exchange translation impacts on earnings were not material in the quarter.

Thomas and Betts contributed approximately $100 million in operational EBITDA during the fourth quarter.

Net income for the quarter decreased 27 percent to $604 million and included $341 million of depreciation and amortization, of which $107 million of amortization was related to acquisitions. Net financial expenses increased to $37 million from $10 million in the same quarter in 2011, reflecting the increase in total debt compared to the year-earlier period. The provision for taxes amounted to $202 million in the fourth quarter and $1 billion for the full year, leading to a full-year tax rate of 27 percent, in line with the company’s long-term guidance. Basic earnings per share in the fourth quarter amounted to $0.26.

Balance sheet and cash flow

Total debt amounted to $10 billion compared to $4 billion at the end of 2011 and $9 billion at the end of the third quarter of 2012. The net debt-to-EBITDA ratio(4) was 0.3x, well within the range the company believes is required to maintain its single-A credit rating. ABB continued to secure its long-term funding at attractive rates in 2012, raising the equivalent of approximately $5 billion through bond issues in the US, Switzerland, Australia and the Euro zone. The company’s average debt maturity at the end of 2012 was 8 years.

ABB reported a record cash flow from operations of $2.4 billion in the fourth quarter, including an increase of cash from operations from the divisions of approximately $300 million versus the same quarter in 2011. Successful working capital management contributed to the improvement, especially converting inventories to cash and improving receivables collection. Net working capital(4) as a share of revenues amounted to 13.8 percent. Net debt at the end of the fourth quarter declined to $1.6 billion compared with $3.7 billion at the end of the previous quarter.

Free cash flow(4) for the full year 2012 amounted to $2.6 billion, representing a conversion rate of 94 percent of net income, in line with the company’s 2011-15 target to achieve an average free cash flow

(4)  See reconciliation of non-GAAP measures in Appendix 1

conversion rate above 90 percent. Included in free cash flow are capital expenditures of $1.3 billion, a 27-percent increase over 2011.

Cash return on invested capital (CROI)(5) for the full year 2012 amounted to 12 percent versus 14 percent in 2011, mainly reflecting the increase in capital invested in the approximately $4-billion acquisition of Thomas & Betts. ABB aims to achieve a CROI above 20 percent by 2015.

Dividend

ABB’s Board of Directors has proposed a dividend for 2012 of 0.68 Swiss francs per share, compared to 0.65 Swiss francs per share in the prior year. The proposal is in line with the company’s dividend policy to pay a steadily rising, sustainable dividend over time. As it did in 2012, the Board proposes that the dividend be paid from ABB Ltd’s capital contribution reserve, a form of payment that would be exempt from Swiss withholding tax. If approved by shareholders at the company’s annual general meeting on April 25, 2013, the ex-dividend date would be April 29, 2013, for shares traded on the exchanges in Switzerland and Sweden, and April 30, 2013, for American Depositary Shares traded on the New York Stock Exchange. The respective dividend payout dates would be May 3, 2013, in Switzerland, May 7, 2013 in Sweden, and May 10, 2013 in the United States.

Management changes

In the fourth quarter of 2012, ABB announced the appointment of Eric Elzvik as Chief Financial Officer, effective February 1, 2013. He succeeds Michel Demaré, who was appointed as the new Chairman of the Board of Syngenta beginning in April 2013.

Outlook

Our long-term growth drivers—such as the need for greater industrial productivity, more reliable and efficient power delivery and growth in renewables—remain in place. Shorter-term trends such as industrial production growth and government policy are expected to be the main determinants of demand in 2013.

In a market environment in which near-term uncertainty is likely to remain, we will continue to focus on executing our large order backlog and taking advantage of our broad product and geographic scope to capture profitable growth opportunities in line with our 2011-15 targets.

This will be supported by our ongoing initiatives to improve margins and project selection and execution. Growing service revenues, securing the synergies from recent acquisitions, increasing customer satisfaction and successfully commercializing our pipeline of innovative technologies will remain important contributors to our growth and profitability targets.

We will continue to drive cost savings and productivity improvements equivalent to 3-5 percent of cost of sales every year through improved supply management, better quality and higher returns on investments in sales and R&D. We remain committed to delivering higher cash to shareholders and improving returns on our capital investments in both organic and inorganic growth.

(5)        See reconciliation of non-GAAP measures in Appendix 1

Divisional performance

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	FY 2012	FY 2011	US$	Local
Orders	2’731	2’738	0%	0%	11’040	11’068	0%	3%
Order backlog (end Dec)	8’493	8’029	6%	4%
Revenues	3’068	3’083	0%	0%	10’717	10’869	-1%	2%
EBIT	379	353	7%		1’328	1’476	-10%
as % of revenues	12.4%	11.4%			12.4%	13.6%
Operational EBITDA	461	460	0%		1’585	1’782	-11%
as % of operational revenues	15.1%	14.8%			14.8%	16.3%
Cash from operating activities	510	548	-7%		1’115	1’095	2%

Selective transmission investments in mature markets continued to focus on improving the performance of existing grid assets, integrating renewables and reducing environmental impact. Emerging markets made further investments in capacity enhancement to meet growing demand from urbanization and industrialization. Distribution sector demand was stable. Industrial demand was mainly driven by the oil and gas sector.

Orders were maintained at the same level as last year. Regionally, orders were higher in the Americas and the Middle East and Africa, stable in Europe. Asia was lower despite growth in China that included an order for converter transformers for the country’s newest and highest capacity UHVDC transmission link.

Total revenues were steady, primarily reflecting the timing of order execution from the backlog. Service revenues continued to grow faster than total revenues.

The increase in operational EBITDA margin in the quarter resulted mainly from a favorable business mix. Cost savings partly offset the price pressure from the execution of the order backlog.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	FY 2012	FY 2011	US$	Local
Orders	2’360	3’130	-25%	-24%	7’973	9’278	-14%	-10%
Order backlog (end Dec)	12’107	11’570	5%	2%
Revenues	2’272	2’412	-6%	-4%	7’852	8’101	-3%	2%
EBIT	-190	145	n.a		7	548	-99%
as % of revenues	-8.4%	6.0%			0.1%	6.8%
Operational EBITDA	-55	238	n.a		290	743	-61%
as % of operational revenues	-2.4%	9.9%			3.7%	9.1%
Cash from operating activities	440	306	44%		188	288	-35%

Capital expenditure in power infrastructure continues to be restrained due to ongoing economic uncertainties, especially in some mature economies with high debt levels. Transmission utilities are investing selectively, with emerging markets focusing on capacity addition and mature markets mainly on grid upgrades.

Orders in the fourth quarter declined mainly as a result of lower large orders compared with the same quarter in 2011 when ABB booked a $900-million UHVDC project in India. On a regional basis, orders were higher in the Americas, slightly lower in Europe, and lower in Middle East and Africa as well as Asia.

Revenues in the quarter were lower than the same period last year, reflecting the timing of orders being executed from the backlog, while service revenues grew by more than 20 percent.

EBIT in the quarter was negatively impacted by charges of approximately $350 million related to previously-announced actions to secure higher and more consistent future profitability. This included restructuring-related costs associated with closing low value-adding contracting operations in a number of countries. The negative impact on operational EBITDA amounted to approximately $250 million.

Based on the strategic refocus of the division on higher margin businesses with a more balanced risk return profile and greater ABB pull-through potential, the operational EBITDA margin target corridor has been raised to 9-12 percent from 7-11 percent. The division aims to reach the lower end of the new corridor in the fourth quarter of 2013. At the same time, the division’s 2011-15 organic revenue growth target (on a compound annual growth rate, with base year 2010) has been recalibrated to 7-11 percent from 10-14 percent, reflecting increased project selectivity.

Discrete Automation and Motion

			Change				Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	FY 2012	FY 2011	US$	Local
Orders	2’253	2’230	1%	3%	9’625	9’566	1%	4%
Order backlog (end Dec)	4’426	4’120	7%	6%
Revenues	2’489	2’365	5%	7%	9’405	8’806	7%	10%
EBIT	371	338	10%		1’469	1’294	14%
as % of revenues	14.9%	14.3%			15.6%	14.7%
Operational EBITDA	435	411	6%		1’735	1’664	4%
as % of operational revenues	17.5%	17.4%			18.4%	18.9%
Cash from operating activities	459	410	12%		1’287	1’086	19%

Order growth in the fourth quarter was driven mainly by an increase in large orders in South America and Europe for robotics and power electronics equipment. Orders declined in Asia, reflecting fewer large orders from the infrastructure and automotive sectors. Base orders were flat in the quarter, reflecting the generally low growth in industrial production in most markets and weakness in the renewable energy sector.

Revenues outgrew orders in the quarter on the execution of the strong order backlog, especially in robotics. Service revenues increased 8 percent.

Operational EBITDA and operational EBITDA margin were higher than in the same period in 2011, primarily reflecting the increase in revenues and strict cost discipline while maintaining long-term investments in sales and R&D.

Low Voltage Products

			Change					Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	Organic	FY 12	FY 11	US$	Local	Organic
Orders	1’867	1’204	55%	54%	3%	6’720	5’364	25%	29%	0%
Order backlog (end Dec)	1’117	887	26%	23%
Revenues	1’970	1’348	46%	46%	3%	6’638	5’304	25%	29%	0%
EBIT	259	209	24%			856	904	-5%
as % of revenues	13.1%	15.5%				12.9%	17.0%
Operational EBITDA	370	256	45%			1’219	1’059	15%
as % of operational revenues	18.8%	19.0%				18.4%	19.9%
Cash from operating activities	539	312	73%			1’079	548	97%

Orders in the fourth quarter grew on an organic basis, reflecting modest early-cycle demand increases in northern Europe and China, and flat demand in most other regions. Growth was strongest for engineered system solutions, such as large electrical panels used in a variety of industrial applications, while growth was more modest for products like breakers and switches.

Fourth-quarter organic revenues grew in line with orders, with service revenues growing by more than 10 percent.

The increase in operational EBITDA reflects the contribution from Thomas & Betts, acquired in the second quarter of 2012. The operational EBITDA margin declined slightly in the fourth quarter, reflecting the margin-dilutive effect of Thomas & Betts. On an organic basis, the operational EBITDA margin improved to 19.6 percent.

Thomas & Betts contributed revenues of approximately $600 million in the quarter, with a strong performance in the company’s electrical products business. Operational EBITDA amounted to approximately $100 million in the fourth quarter to yield an operational EBITDA margin of 17.6 percent, compared to 16.6 percent for the same quarter in 2011.(6)

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 12	Q4 11	US$	Local	FY 2012	FY 2011	US$	Local
Orders	2’211	1’881	18%	18%	8’704	8’726	0%	4%
Order backlog (end Dec)	6’414	5’771	11%	8%
Revenues	2’230	2’317	-4%	-3%	8’156	8’300	-2%	2%
EBIT	222	243	-9%		912	963	-5%
as % of revenues	10.0%	10.5%			11.2%	11.6%
Operational EBITDA	259	272	-5%		1’003	1’028	-2%
as % of operational revenues	11.6%	11.8%			12.3%	12.4%
Cash from operating activities	334	416	-20%		641	904	-29%

Large project awards in oil and gas, mining and marine in the Middle East, the Americas and Asia drove order growth in the quarter. Base orders also increased.

The revenue decline reflects the timing of projects executed out of the strong order backlog, mainly in mining and pulp and paper. Lifecycle service revenues grew at a double-digit pace while full service revenues declined, in line with the initiatives to refocus the service portfolio on higher value-added activities.

(6)  Estimated operational EBITDA margin based on ABB definition

The lower operational EBITDA and EBITDA margin mainly reflects an unfavorable mix of system, product and service revenues compared to the same quarter in 2011.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Zurich, February 14, 2013

Joe Hogan, CEO

More information

The 2012 Q4 results press release is available from Feb. 14, 2013, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s fourth-quarter 2012 results will be available at 06:30 am today at www.youtube.com/abb.

ABB will host a press conference and call starting at 10:00 a.m. Central European Time (CET). Callers from the US and Canada should dial +1 866 291 41 66 ( Toll-Free). U.K. callers should dial +44 203 059 5862. From Sweden, +46 8 5051 0031, and from the rest of Europe, +41 91 610 5600. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 13241, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 877 270 2148 from the US/Canada (toll-free), +44 203 059 5862 from the U.K., +46 8 5051 0031 (Sweden) or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com/investorrelations.

Investor calendar 2013
Annual Report 2012 publication	March 15, 2013
First-quarter 2013 results	April 24, 2013
Annual General Meeting Zurich, Switzerland	April 25, 2013
Annual Information Meeting Västerås, Sweden	April 26, 2013
Second-quarter 2013 results	July 25, 2013
Third-quarter 2013 results	October 24, 2013

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 USA: Tel. +1 919 807 5758 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB Q4 and full-year 2012 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 12	Q4 11	US$	Local	2012	2011	US$	Local
Orders	Group	10’517	10’160	4%	4%	40’232	40’210	0%	4%
	Power Products	2’731	2’738	0%	0%	11’040	11’068	0%	3%
	Power Systems	2’360	3’130	-25%	-24%	7’973	9’278	-14%	-10%
	Discrete Automation & Motion	2’253	2’230	1%	3%	9’625	9’566	1%	4%
	Low Voltage Products	1’867	1’204	55%	54%	6’720	5’364	25%	29%
	Process Automation	2’211	1’881	18%	18%	8’704	8’726	0%	4%
	Corporate and other (inter-division eliminations)	(905)	(1’023)			(3’830)	(3’792)
Revenues	Group	11’021	10’571	4%	5%	39’336	37’990	4%	7%
	Power Products	3’068	3’083	0%	0%	10’717	10’869	-1%	2%
	Power Systems	2’272	2’412	-6%	-4%	7’852	8’101	-3%	2%
	Discrete Automation & Motion	2’489	2’365	5%	7%	9’405	8’806	7%	10%
	Low Voltage Products	1’970	1’348	46%	46%	6’638	5’304	25%	29%
	Process Automation	2’230	2’317	-4%	-3%	8’156	8’300	-2%	2%
	Corporate and other (inter-division eliminations)	(1’008)	(954)			(3’432)	(3’390)
EBIT	Group	863	1’123	-23%		4’058	4’667	-13%
	Power Products	379	353	7%		1’328	1’476	-10%
	Power Systems	(190)	145	n.a.		7	548	-99%
	Discrete Automation & Motion	371	338	10%		1’469	1’294	14%
	Low Voltage Products	259	209	24%		856	904	-5%
	Process Automation	222	243	-9%		912	963	-5%
	Corporate and other (inter-division eliminations)	(178)	(165)			(514)	(518)
EBIT %	Group	7.8%	10.6%			10.3%	12.3%
	Power Products	12.4%	11.4%			12.4%	13.6%
	Power Systems	-8.4%	6.0%			0.1%	6.8%
	Discrete Automation & Motion	14.9%	14.3%			15.6%	14.7%
	Low Voltage Products	13.1%	15.5%			12.9%	17.0%
	Process Automation	10.0%	10.5%			11.2%	11.6%
Operational EBITDA*	Group	1’373	1’568	-12%		5’555	6’014	-8%
	Power Products	461	460	0%		1’585	1’782	-11%
	Power Systems	(55)	238	n.a.		290	743	-61%
	Discrete Automation & Motion	435	411	6%		1’735	1’664	4%
	Low Voltage Products	370	256	45%		1’219	1’059	15%
	Process Automation	259	272	-5%		1’003	1’028	-2%
Operational EBITDA %	Group	12.5%	14.8%			14.2%	15.8%
	Power Products	15.1%	14.8%			14.8%	16.3%
	Power Systems	-2.4%	9.9%			3.7%	9.1%
	Discrete Automation & Motion	17.5%	17.4%			18.4%	18.9%
	Low Voltage Products	18.8%	19.0%			18.4%	19.9%
	Process Automation	11.6%	11.8%			12.3%	12.4%

* See reconciliation of Operational EBITDA in Note 14 to the Interim Consolidated Financial Information (unaudited)

Year end 2012 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	2012	2011	US$	Local	2012	2011	US$	Local
Europe	13’512	15’202	-11%	-6%	14’073	14’657	-4%	2%
Americas	12’152	9’466	28%	32%	10’699	9’043	18%	20%
Asia	10’346	12’103	-15%	-13%	10’750	10’136	6%	8%
Middle East and Africa	4’222	3’439	23%	28%	3’814	4’154	-8%	-5%
Group total	40’232	40’210	0%	4%	39’336	37’990	4%	7%

Operational EBITDA Q4 2012 vs Q4 2011

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
$ millions unless otherwise indicated	Q4 12	Q4 11	Q4 12	Q4 11	Q4 12	Q4 11	Q4 12	Q4 11	Q4 12	Q4 11	Q4 12	Q4 11

Operational revenues	11’003	10’569	3’052	3’102	2’276	2’400	2’488	2’366	1’965	1’350	2’232	2’308
FX/commodity timing differences on Revenues	18	2	16	(19)	(4)	12	1	(1)	5	(2)	(2)	9
Revenues (as per Financial Statements)	11’021	10’571	3’068	3’083	2’272	2’412	2’489	2’365	1’970	1’348	2’230	2’317

Operational EBITDA	1’373	1’568	461	460	(55)	238	435	411	370	256	259	272
Depreciation	(210)	(174)	(45)	(43)	(19)	(21)	(37)	(32)	(56)	(27)	(16)	(15)
Amortization	(131)	(91)	(9)	(10)	(26)	(24)	(34)	(29)	(35)	(2)	(6)	(5)
including total acquisition-related amortization of	107	69	7	8	23	21	31	29	33	2	4	5
Acquisition-related expenses and certain non-operational items	(79)	(20)	—	—	(67)	—	(1)	(3)	(2)	—	(1)	—
FX/commodity timing differences on EBIT	35	(53)	10	(10)	26	(15)	(1)	(8)	(5)	1	7	(2)
Restructuring-related costs	(125)	(107)	(38)	(44)	(49)	(33)	9	(1)	(13)	(19)	(21)	(7)
EBIT (as per Financial Statements)	863	1’123	379	353	(190)	145	371	338	259	209	222	243

Operational EBITDA margin (%)	12.5%	14.8%	15.1%	14.8%	-2.4%	9.9%	17.5%	17.4%	18.8%	19.0%	11.6%	11.8%

Appendix I

Reconciliation of non-GAAP measures

(US$ millions)

	Year ended Dec. 31,
	2012	2011

Free Cash Flow

(= Net cash provided by operating activities adjusted for i) changes in financing receivables and ii) purchases of property, plant and equipment and intangible assets and iii) proceeds from sales of property, plant and equipment)

Net cash provided by operating activites	3’779	3’612
adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(1’293)	(1’021)
Proceeds from sales of property, plant and equipment(1)	40	57
Changes in financing receivables and other non-current receivables(1)	29	(55)
Free Cash Flow	2’555	2’593

Net Income attributable to ABB	2’704	3’168

Free Cash Flow as % of Net Income (conversion rate)	94%	82%

(1) Included in “Other investing activities” in the Interim Consolidated Statements of Cash Flows

Year ended Dec. 31,
	2012	2011
Cash Return on Investment (CROI)
CROI = (Net cash provided by operating activities + Interest paid) / Capital invested

Net cash provided by operating activities	3’779	3’612
Interest paid	189	165
Adjustment to annualize the net cash provided by operating activities of certain acquisitions(1)	(8)	27
Adjusted cash return	3’960	3’804

Capital Invested
Capital Invested = Fixed Assets + Net Working Capital + Accumulated Depreciation and Amortization
Property, plant and equipment, net	5’947	4’922
Goodwill	10’226	7’269
Other intangible assets, net	3’501	2’253
Investments in equity-accounted companies	213	156
Total Fixed Assets	19’887	14’600
Less: deferred taxes in certain acquisitions(2)	(1’773)	(693)
Total Fixed Assets, adjusted	18’114	13’907
Receivables, net	11’575	10’773
Inventories, net	6’182	5’737
Prepaid expenses	311	227
Accounts payable, trade	(4’992)	(4’789)
Billings in excess of sales	(2’035)	(1’819)
Employee and other payables	(1’449)	(1’361)
Advances from customers	(1’937)	(1’757)
Accrued expenses	(2’096)	(1’822)
Net Working Capital	5’559	5’189
Accumulated depreciation of property plant and equipment	6’599	6’121
Accumulated amortization of intangible assets including goodwill(3)	2’321	1’900
Accumulated Depreciation and Amortization	8’920	8’021
Capital Invested	32’593	27’117

CROI	12%	14%

(1) Thomas & Betts (2012) and Baldor (2011)
(2) Thomas & Betts and Baldor (2012) and Baldor (2011)
(3) Includes accumulated goodwill amortization up to Dec. 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

	Dec. 31,
	2012	2011
(Net Debt) Net Cash
= Cash and equivalents plus Marketable securities and short-term investments, less Total debt

Cash and equivalents	6’875	4’819
Marketable securities and short-term investments	1’606	948
Cash and Marketable Securities	8’481	5’767
Short-term debt and current maturities of long-term debt	2’537	765
Long-term debt	7’534	3’231
Total Debt	10’071	3’996
(Net Debt) Net Cash	(1’590)	1’771

Dec. 31,
2012
Net Debt to EBITDA
= Net debt / (Earnings before interest and taxes + Depreciation and amortization)

Net Debt (as defined above)	(1’590)

Earnings before interest and taxes	4’058
Depreciation and amortization	1’182
Earnings before interest, taxes, depreciation and amortization (EBITDA)	5’240

Net Debt to EBITDA	0.3

Dec. 31,
2012
Net Working Capital as a Share of Revenues

Net Working Capital (as defined above)	5’559

Revenues	39’336
Adjustment to annualize revenues of certain acquisitions(1)	915
Adjusted Revenues	40’251

Net Working Capital as a Share of Revenues	13.8%

(1) Thomas & Betts

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Sales of products	32,979	31,875	9,251	8,848
Sales of services	6,357	6,115	1,770	1,723
Total revenues	39,336	37,990	11,021	10,571
Cost of products	(23,838)	(22,649)	(6,948)	(6,441)
Cost of services	(4,120)	(3,907)	(1,150)	(1,137)
Total cost of sales	(27,958)	(26,556)	(8,098)	(7,578)
Gross profit	11,378	11,434	2,923	2,993
Selling, general and administrative expenses	(5,756)	(5,373)	(1,576)	(1,437)
Non-order related research and development expenses	(1,464)	(1,371)	(390)	(399)
Other income (expense), net	(100)	(23)	(94)	(34)
Earnings before interest and taxes	4,058	4,667	863	1,123
Interest and dividend income	73	90	18	25
Interest and other finance expense	(293)	(207)	(55)	(35)
Income from continuing operations before taxes	3,838	4,550	826	1,113
Provision for taxes	(1,030)	(1,244)	(202)	(247)
Income from continuing operations, net of tax	2,808	3,306	624	866
Income from discontinued operations, net of tax	4	9	—	8
Net income	2,812	3,315	624	874
Net income attributable to noncontrolling interests	(108)	(147)	(20)	(44)
Net income attributable to ABB	2,704	3,168	604	830

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	604	822
Net income	2,704	3,168	604	830

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	0.26	0.36
Net income	1.18	1.38	0.26	0.36

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	0.26	0.36
Net income	1.18	1.38	0.26	0.36

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,293	2,288	2,295	2,290
Diluted earnings per share attributable to ABB shareholders	2,295	2,291	2,298	2,291

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Total comprehensive income, net of tax	2,687	2,413	246	(35)
Total comprehensive income attributable to noncontrolling interests, net of tax	(98)	(136)	(10)	(36)
Total comprehensive income attributable to ABB shareholders, net of tax	2,589	2,277	236	(71)

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2012	Dec. 31, 2011

Cash and equivalents	6,875	4,819
Marketable securities and short-term investments	1,606	948
Receivables, net	11,575	10,773
Inventories, net	6,182	5,737
Prepaid expenses	311	227
Deferred taxes	869	932
Other current assets	584	351
Total current assets	28,002	23,787

Property, plant and equipment, net	5,947	4,922
Goodwill	10,226	7,269
Other intangible assets, net	3,501	2,253
Prepaid pension and other employee benefits	71	139
Investments in equity-accounted companies	213	156
Deferred taxes	334	318
Other non-current assets	776	804
Total assets	49,070	39,648

Accounts payable, trade	4,992	4,789
Billings in excess of sales	2,035	1,819
Employee and other payables	1,449	1,361
Short-term debt and current maturities of long-term debt	2,537	765
Advances from customers	1,937	1,757
Deferred taxes	270	305
Provisions for warranties	1,291	1,324
Provisions and other current liabilities	2,367	2,619
Accrued expenses	2,096	1,822
Total current liabilities	18,974	16,561

Long-term debt	7,534	3,231
Pension and other employee benefits	2,290	1,487
Deferred taxes	1,260	537
Other non-current liabilities	1,566	1,496
Total liabilities	31,624	23,312

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2012 and 2011)	1,691	1,621
Retained earnings	18,066	16,988
Accumulated other comprehensive loss	(2,523)	(2,408)
Treasury stock, at cost (18,793,989 and 24,332,144 shares at December 31, 2012 and 2011, respectively)	(328)	(424)
Total ABB stockholders’ equity	16,906	15,777
Noncontrolling interests	540	559
Total stockholders’ equity	17,446	16,336
Total liabilities and stockholders’ equity	49,070	39,648

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Operating activities:
Net income	2,812	3,315	624	874
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,182	995	341	265
Pension and other employee benefits	(13)	(49)	43	6
Deferred taxes	64	(34)	41	(58)
Net gain from sale of property, plant and equipment	(26)	(47)	(14)	(24)
Loss (income) from equity-accounted companies, net	(1)	(4)	(2)	(3)
Other	172	111	68	28
Changes in operating assets and liabilities:
Trade receivables, net	(310)	(731)	78	(114)
Inventories, net	61	(600)	527	613
Trade payables	(57)	213	269	139
Billings in excess of sales	152	150	95	97
Provisions, net	(109)	(391)	182	(51)
Advances from customers	181	47	149	(38)
Other assets and liabilities, net	(329)	637	37	(60)
Net cash provided by operating activities	3,779	3,612	2,438	1,674

Investing activities:
Purchases of marketable securities (available-for-sale)	(2,288)	(2,809)	(859)	(1,910)
Purchases of short-term investments	(67)	(142)	(37)	(2)
Purchases of property, plant and equipment and intangible assets	(1,293)	(1,021)	(455)	(445)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,694)	(4,020)	(8)	(384)
Proceeds from sales of marketable securities (available-for-sale)	1,655	3,717	—	1,301
Proceeds from maturity of marketable securities (available-for-sale)	—	483	—	248
Proceeds from short-term investments	27	529	—	—
Other investing activities	85	10	51	44
Net cash used in investing activities	(5,575)	(3,253)	(1,308)	(1,148)

Financing activities:
Net changes in debt with original maturities of 90 days or less	570	450	467	(674)
Increase in debt	5,986	2,580	707	1,112
Repayment of debt	(1,104)	(2,576)	(201)	(1,005)
Delivery of shares	90	110	43	—
Dividends paid	(1,626)	(1,569)	—	—
Acquisition of noncontrolling interests	(9)	(13)	(6)	—
Dividends paid to noncontrolling shareholders	(121)	(157)	—	(1)
Other financing activities	(24)	(33)	(8)	(32)
Net cash provided by (used in) financing activities	3,762	(1,208)	1,002	(600)

Effects of exchange rate changes on cash and equivalents	90	(229)	60	(103)

Net change in cash and equivalents - continuing operations	2,056	(1,078)	2,192	(177)

Cash and equivalents, beginning of period	4,819	5,897	4,683	4,996
Cash and equivalents, end of period	6,875	4,819	6,875	4,819

Supplementary disclosure of cash flow information:
Interest paid	189	165	98	62
Taxes paid	1,211	1,305	296	353

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		3,168							3,168	147	3,315
Foreign currency translation adjustments			(261)				(261)		(261)	(14)	(275)
Effect of change in fair value of available-for-sale securities, net of tax				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(552)		(552)		(552)	3	(549)
Change in derivatives qualifying as cash flow hedges, net of tax						(80)	(80)		(80)		(80)
Total comprehensive income									2,277	136	2,413
Changes in noncontrolling interests	(3)								(3)	7	4
Dividends paid to noncontrolling shareholders									—	(157)	(157)
Dividends paid		(1,569)							(1,569)		(1,569)
Share-based payment arrangements	67								67		67
Delivery of shares	93							17	110		110
Call options	(9)								(9)		(9)
Replacement options issued in connection with acquisition	19								19		19
Balance at December 31, 2011	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		2,704							2,704	108	2,812
Foreign currency translation adjustments			388				388		388	(5)	383
Effect of change in fair value of available-for-sale securities, net of tax				4			4		4		4
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(532)		(532)		(532)	(5)	(537)
Change in derivatives qualifying as cash flow hedges, net of tax						25	25		25		25
Total comprehensive income									2,589	98	2,687
Changes in noncontrolling interests									—	6	6
Dividends paid to noncontrolling shareholders									—	(123)	(123)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	60								60		60
Delivery of shares	(6)							96	90		90
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1
Balance at December 31, 2012	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2011.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In January 2012, the Company adopted an accounting standard update which provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this update did not have a significant impact on the consolidated financial statements.

Presentation of comprehensive income

In January 2012, the Company adopted two accounting standard updates regarding the presentation of comprehensive income. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective retrospectively and resulted in the Company presenting two separate but consecutive statements.

Testing goodwill for impairment

In January 2012, the Company adopted an accounting standard update regarding the testing of goodwill for impairment under which the Company has elected the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Consequently, the Company is not required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The adoption of this update did not have a significant impact on the consolidated financial statements.

Applicable for future periods

Disclosures about offsetting assets and liabilities

In December 2011, an accounting standard update was issued regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update, as clarified by an update in January 2013, covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company does not expect that this update will have a significant impact on its consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, an accounting standard update was issued regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period. If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable prospectively. The Company does not expect that this update will have a significant impact on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions, except number of acquired businesses)(1)	2012	2011	2012	2011
Acquisitions (net of cash acquired)(2)	3,643	3,805	8	227
Aggregate excess of purchase price over fair value of net assets acquired(3)	2,895	3,261	(378)	32

Number of acquired businesses	9	10	2	3

(1)    Amounts include adjustments arising during the measurement period of acquisitions. In the year ended December 31, 2012 and 2011, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” were not significant. The adjustments in the three months ended December 31, 2012 and 2011, amounted to $(386) million (primarily relating to Thomas & Betts) and $(83) million (primarily relating to Mincom), respectively.

(2)  Excluding changes in cost and equity investments but including $5 million (in the year ended December 31, 2012) and $19 million (in the year ended December 31, 2011) representing the fair value of replacement vested stock options issued to Thomas & Betts and Baldor employees, respectively, at the corresponding acquisition dates.

(3) Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the year ended December 31, 2012, relate primarily to the acquisition of Thomas & Betts Corporation (Thomas & Betts). For the year ended December 31, 2011, these amounts relate mainly to the acquisitions of Baldor Electric Company (Baldor) and EAM Software Holdings Pty Ltd (Mincom).

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary allocation of the purchase consideration for business acquisitions in the year ended December 31, 2012, is as follows:

	Allocated amounts			Weighted- average useful life
($ in millions)	Thomas & Betts	Other	Total	Thomas & Betts
Customer relationships	1,169	18	1,187	18 years
Technology	179	43	222	5 years
Trade names	155	6	161	10 years
Order backlog	12	1	13	7.5 months
Intangible assets	1,515	68	1,583	15 years
Fixed assets	458	25	483
Debt acquired	(619)	—	(619)
Deferred tax liabilities	(1,080)	(24)	(1,104)
Inventories	300	38	338
Other assets and liabilities, net(1)	84	(17)	67
Goodwill(2)	2,723	172	2,895
Total consideration (net of cash acquired)(3)	3,381	262	3,643

(1)    Gross receivables from the Thomas & Betts acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)    The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(3) Cash acquired in the Thomas & Betts acquisition totaled $521 million. Additional consideration for the Thomas & Betts acquisition included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The preliminary estimated fair values of the assets acquired and liabilities assumed for business combinations in the year ended December 31, 2012, are based on preliminary calculations and valuations, and facts and circumstances that existed at the respective acquisition dates. The Company’s estimates and assumptions are subject to change during the measurement periods of those acquisitions. The area where preliminary estimates are not yet finalized primarily relate to certain deferred tax liabilities.

The Company’s Consolidated Income Statements for the year and three months ended December 31, 2012, include total revenues of $1,541 million and $603 million, respectively, and a net loss (including acquisition-related charges) of $10 million and $4 million, respectively, of Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the year and three months ended December 31, 2012 and 2011, as if Thomas & Betts had been acquired on January 1, 2011.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2012	2011	2012	2011
Total revenues	40,251	40,288	11,021	11,175
Income from continuing operations, net of tax	2,923	3,381	616	896

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
	Year ended December 31,		Three months ended December 31,
($ in millions)	2012	2011	2012	2011

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	(69)	—	(17)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	12	(12)	3	—
Impact on cost of sales from fair valuing acquired inventory	31	(31)	—	—
Impact on cost of sales from additional depreciation of fixed assets	(12)	(33)	(8)	(24)
Interest expense on Thomas & Betts debt	5	21	—	5
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans	16	—	—	—
Impact on selling, general and administrative expenses from acquisition-related costs	56	(20)	2	(1)
Impact on interest and other finance expense from bridging facility costs	13	—	—	—
Other	(5)	(15)	1	(4)
Income taxes	(7)	44	(6)	14
Total pro forma adjustments	83	(115)	(8)	(27)

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for the Baldor acquisition is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	996	19 years
Technology	259	7 years
Trade name	121	10 years
Order backlog	15	2 months
Other intangible assets	15	5 years
Intangible assets	1,406	16 years
Fixed assets	382
Debt acquired	(1,241)
Deferred tax liabilities	(693)
Inventories	422
Other assets and liabilities, net(1)	51
Goodwill(2)	2,728
Total consideration (net of cash acquired)(3)	3,055

(1)  Gross receivables totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(2)    Goodwill recognized is not deductible for income tax purposes.

(3)    Cash acquired totaled $48 million. Additional consideration included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the year and three months ended December 31, 2011, include total revenues of $1,950 million and $525 million, respectively, and net income (including acquisition-related charges) of $155 million and $48 million, respectively, related to Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the year and three months ended December 31, 2011, as if Baldor had been acquired on January 1, 2010.

($ in millions)	Year ended December 31, 2011	Three months ended December 31, 2011
Total revenues	38,100	10,571
Income from continuing operations, net of tax	3,391	870

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Baldor combined, for the year and three months ended December 31, 2011, as if Baldor had been acquired on January 1, 2010.

	Adjustments
($ in millions)	Year ended December 31, 2011	Three months ended December 31, 2011
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	—
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	—
Impact on cost of sales from fair valuing acquired inventory	57	2
Interest expense on Baldor’s debt	11	—
Baldor stock-option plans	66	—
Impact on selling, general and administrative expenses from acquisition-related costs	64	1
Income taxes	(65)	(1)
Total pro forma adjustments	141	2

Notes to the Interim Consolidated Financial Information (unaudited)

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2011	4,085
Additions during the period(1)	3,261
Exchange rate differences	(74)
Other	(3)
Balance at December 31, 2011	7,269
Additions during the period(2)	2,895
Exchange rate differences	62
Balance at December 31, 2012	10,226

(1) Includes primarily goodwill of $2,728 million in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment and goodwill in respect of Mincom, acquired in July 2011, which has been allocated to the Power Systems operating segment.

(2) Includes primarily goodwill of $2,723 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784	—
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
– U.S. government obligations	152	8	(1)	159	—	159
– Other government obligations	3	—	—	3	—	3
– Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282
Total	8,454	29	(2)	8,481	6,875	1,606

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:
– U.S. government obligations	753	8	—	761	—	761
– Other government obligations	3	—	—	3	—	3
– Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57
Total	5,745	26	(4)	5,767	4,819	948

Non-current assets

In 2011, the Company purchased shares in a publicly traded company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. During the years ended December 31, 2012 and 2011, other-than-temporary impairments were recognized on these securities but were not significant.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of

Notes to the Interim Consolidated Financial Information (unaudited)

90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	December 31, 2012	December 31, 2011
Foreign exchange contracts	19,724	16,503
Embedded foreign exchange derivatives	3,572	3,439
Interest rate contracts	3,983	5,535

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	December 31, 2012	December 31, 2011
Copper swaps	metric tonnes	45,222	38,414
Aluminum swaps	metric tonnes	5,495	5,068
Nickel swaps	metric tonnes	21	18
Lead swaps	metric tonnes	13,025	13,325
Zinc swaps	metric tonnes	225	125
Silver swaps	ounces	1,415,322	1,981,646
Electricity futures	megawatt hours	334,445	326,960
Crude oil swaps	barrels	135,471	113,397

Equity derivatives:

At December 31, 2012 and 2011, the Company held 67 million and 61 million cash-settled call options on ABB Ltd shares with a total fair value of $26 million and $21 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2012 and 2011, “Accumulated other comprehensive loss” included net unrealized gains of $37 million and $12 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2012, net gains of $31 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2012, the longest maturity of a derivative classified as a cash flow hedge was 78 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the year and three months ended December 31, 2012 and 2011.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Year ended December 31, 2012
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	74	Total revenues	69	Total revenues	—
		Total cost of sales	(12)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses(2)	(11)	SG&A expenses(2)	—
Total	74		42		—

Year ended December 31, 2011
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	9	Total revenues	113	Total revenues	—
		Total cost of sales	(9)	Total cost of sales	—
Commodity contracts	(13)	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	(17)	SG&A expenses(2)	(18)	SG&A expenses(2)	—
Total	(21)		88		—

Three months ended December 31, 2012
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(1)	Total revenues	22	Total revenues	—
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	3	SG&A expenses(2)	—	SG&A expenses(2)	—
Total	(3)		16		—

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended December 31, 2011
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	29	Total revenues	11	Total revenues	1
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	6	Total cost of sales	(5)	Total cost of sales	1
Cash-settled call options	4	SG&A expenses(2)	—	SG&A expenses(2)	—
Total	39		4		2

(1)    OCI represents “Accumulated other comprehensive loss”.

(2)    SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $28 million and $61 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2012 and 2011, respectively. During the three months ended December 31, 2012 and 2011, derivative gains of $12 million and $5 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2012 and 2011, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Year ended December 31, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

Year ended December 31, 2011
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(24)	Interest and other finance expense	24

Three months ended December 31, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(6)	Interest and other finance expense	6

Three months ended December 31, 2011
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	2	Interest and other finance expense	(2)

Notes to the Interim Consolidated Financial Information (unaudited)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Year ended December 31,		Three months ended December 31,
not designated as a hedge	Location	2012	2011	2012	2011
Foreign exchange contracts	Total revenues	318	(93)	32	11
	Total cost of sales	(193)	(25)	5	(109)
	SG&A expenses(1)	(3)	—	—	—
	Interest and other finance expense	68	265	85	(105)
Embedded foreign exchange contracts	Total revenues	(148)	(31)	(1)	(31)
	Total cost of sales	28	11	(1)	12
Commodity contracts	Total cost of sales	10	(59)	(14)	1
	Interest and other finance expense	1	1	—	—
Interest rate contracts	Interest and other finance expense	(1)	—	(3)	—
Cash-settled call options	Interest and other finance expense	—	(1)	—	(1)
Total		80	68	103	(222)

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—
Total	59	67	15	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Interest rate contracts	—	—	—	—
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40
Total	237	77	181	61
Total fair value	296	144	196	69

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—
Total	51	52	32	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19
Total	203	53	399	51
Total fair value	254	105	431	61

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2012 and 2011, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and interest rate futures, and certain actively-traded debt securities.

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from

Notes to the Interim Consolidated Financial Information (unaudited)

other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in “Other non-current assets”
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	—	296	—	296
Derivative assets—non-current in “Other non-current assets”	—	144	—	144
Total	164	1,967	—	2,131
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	192	—	196
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69
Total	4	261	—	265

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in “Other non-current assets”
Equity securities	5	—	—	5
Derivative assets—current in “Other current assets”	2	252	—	254
Derivative assets—non-current in “Other non-current assets”	—	105	—	105
Total	771	719	—	1,490
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	427	—	431
Derivative liabilities—non-current in “Other non-current liabilities”	—	61	—	61
Total	4	488	—	492

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

During 2012, impairment charges of $87 million were recorded as an adjustment to the fair value of certain equity-accounted investments, of which $67 million was recorded during the three months ended December 31, 2012. The non-recurring fair value measures were determined using a discounted cash flow model adjusted for industry and market conditions using Level 3 inputs. The resulting fair value of those assets remeasured during 2012 and still held at December 31, 2012, is not significant. There were no significant non-recurring fair value measurements during the year and three months ended December 31, 2011.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months):

The carrying amounts of “Cash and equivalents” approximate their fair values, of which, at December 31, 2012, $2,784 million and $3,963 million, were determined using Level 1 and Level 2 inputs, respectively.

Marketable securities and short-term investments:

In addition to the “Available-for-sale securities” disclosed in the “Recurring fair value measures” section above, “Marketable securities and short-term investments” at December 31, 2012, included time deposits of $30 million, the fair value of which was determined using Level 2 inputs and other short-term

Notes to the Interim Consolidated Financial Information (unaudited)

investments of $15 million, the fair value of which was determined using Level 1 inputs. The carrying amount of the investments approximates the fair value.

Receivables, net:

The carrying amounts of “Receivables, net” approximate their fair values and include short-term loans granted. At December 31, 2012, the carrying amounts of the short-term loans were $7 million, and the fair values were determined using Level 2 inputs.

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2012, were $58 million and $59 million, respectively, and at December 31, 2011, were $52 million and $54 million, respectively. The fair values of long-term loans granted at December 31, 2012, were determined using Level 2 inputs.

Includes held-to-maturity securities (see Note 4) whose carrying values and estimated fair values at December 31, 2012, were $97 million and $124 million, respectively, and at December 31, 2011, were $92 million and $120 million, respectively. The fair values of these securities at December 31, 2012, were determined using Level 2 inputs.

Includes restricted cash and cash deposits (pledged in respect of a certain non-current deposit liability) totaling $271 million at December 31, 2012. Their carrying amounts approximate their fair values, which were determined using Level 1 inputs.

Accounts payable, trade:

The carrying amounts of “Accounts payable, trade” approximate their fair values.

Short-term debt and current maturities of long-term debt, excluding finance lease liabilities:

Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values, of which, at December 31, 2012, $1,328 million and $1,184 million were determined using Level 1 and Level 2 inputs, respectively.

Long-term debt excluding finance lease liabilities:

Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term debt, excluding finance lease liabilities, at December 31, 2012, were $7,449 million and $7,909 million, respectively, and at December 31, 2011, were $3,151 million and $3,218 million, respectively. Of the fair value amount of $7,909 million at December 31, 2012, $7,870 million was determined using Level 1 inputs, with the remaining amount determined using Level 2 inputs.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Risk category:	Equivalent Standard & Poor’s rating
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) and other financing receivables is presented below.

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	335	128	463
- Collectively evaluated for impairment	326	87	413
Total	661	215	876
Doubtful debt allowance:
- From individual impairment evaluation	(42)	(5)	(47)
- From collective impairment evaluation	(11)	—	(11)
Total	(53)	(5)	(58)
Recorded net amount	608	210	818

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	252	108	360
- Collectively evaluated for impairment	282	129	411
Total	534	237	771
Doubtful debt allowance:
- From individual impairment evaluation	(41)	(5)	(46)
- From collective impairment evaluation	(9)	—	(9)
Total	(50)	(5)	(55)
Recorded net amount	484	232	716

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in the doubtful debt allowance for trade receivables (excluding those with a contractual maturity of one year or less) were as follows:

	Year ended December 31,
($ in millions)	2012	2011
Trade receivables (excluding those with a contractual maturity of one year or less):
Balance at January 1,	50	37
Reversal of allowance	(7)	(13)
Additions to allowance	16	36
Amounts written off	(1)	(3)
Exchange rate differences	(5)	(7)
Balance at December 31,	53	50

	Three months ended December 31,
($ in millions)	2012	2011
Trade receivables (excluding those with a contractual maturity of one year or less):
Balance at October 1,	45	35
Reversal of allowance	(1)	—
Additions to allowance	10	23
Amounts written off	—	(2)
Exchange rate differences	(1)	(6)
Balance at December 31,	53	50

Changes in the doubtful debt allowance for other receivables during the year and three months ended December 31, 2012 and 2011, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	279	156	435
B	238	27	265
C	90	30	120
D	48	1	49
E	6	1	7
Total gross amount	661	215	876

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	251	196	447
B	134	18	152
C	122	20	142
D	22	1	23
E	5	2	7
Total gross amount	534	237	771

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	December 31, 2012
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	83	3	4	38	14	519	661
Other receivables	3	3	2	10	1	196	215
Total gross amount	86	6	6	48	15	715	876

	December 31, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237
Total gross amount	77	7	6	64	9	608	771

(1) Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At December 31, 2012 and 2011, the net recorded amounts of loans granted were $58 million and $52 million, respectively, and were included in other non-current assets (see Note 6). The related doubtful debt allowance was not significant at both dates. The changes in such allowance were not significant during the year and three months ended December 31, 2012 and 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Debt

The Company’s total debt at December 31, 2012 and 2011, amounted to $10,071 million and $3,996 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

	December 31,
($ in millions)	2012	2011
Short-term debt	1,531	689
Current maturities of long-term debt	1,006	76
Total	2,537	765

Short-term debt primarily represented issued commercial paper and short-term loans from various banks.

At December 31, 2012 and 2011, the Company had in place three commercial paper programs: a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies; a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper and, since the third quarter of 2012, a $2 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States that replaced the previous $1 billion program (terminated in the third quarter of 2012). At December 31, 2012, and 2011, $1,019 million and $435 million, were outstanding under the $2 billion and $1 billion programs, respectively, in the United States.

Long-term debt

The Company’s long-term debt at December 31, 2012 and 2011, amounted to $7,534 million and $3,231 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:

	December 31,
	2012			2011
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)

Bonds:
4.625% EUR Instruments, due 2013	EUR	700	$931	EUR	700	$910
2.5% USD Notes, due 2016	USD	600	$597	USD	600	$596
1.25% CHF Bonds, due 2016	CHF	500	$557	CHF	500	$535
1.625% USD Notes, due 2017	USD	500	$497			—
4.25% AUD Notes, due 2017	AUD	400	$413			—
1.50% CHF Bonds, due 2018	CHF	350	$383			—
2.625% EUR Instruments, due 2019	EUR	1,250	$1,648			—
4.0% USD Notes, due 2021	USD	650	$641	USD	650	$640
2.25% CHF Bonds, due 2021	CHF	350	$402	CHF	350	$378
5.625% USD Notes, due 2021	USD	250	$291			—
2.875% USD Notes, due 2022	USD	1,250	$1,224			—
4.375% USD Notes, due 2042	USD	750	$727			—
Total outstanding bonds			$8,311			$3,059

(1)USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

In January 2012, the Company issued bonds with an aggregate principal of CHF 350 million, due 2018, that pay interest annually in arrears at a fixed rate of 1.5 percent per annum. The Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of issuance).

In March 2012, the Company issued instruments with an aggregate principal of EUR 1,250 million, due 2019, that pay interest annually in arrears at a fixed rate of 2.625 percent per annum. The Company

Notes to the Interim Consolidated Financial Information (unaudited)

recorded proceeds (net of fees) of EUR 1,245 million (equivalent to approximately $1,648 million on date of issuance).

In May 2012, the Company issued the following notes with a principal of:

•                  $500 million, due 2017, paying interest semi-annually in arrears at a fixed rate of 1.625 percent per annum,

•                  $1,250 million, due 2022, paying interest semi-annually in arrears at a fixed rate of 2.875 percent per annum, and

•                  $750 million, due 2042, paying interest semi-annually in arrears at a fixed rate of 4.375 percent per annum.

The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $2,431 million.

In May 2012, upon the acquisition of Thomas & Betts, the Company acquired notes with an aggregate principal of $250 million, due 2021, paying interest semi-annually in arrears at a fixed rate of 5.625 percent per annum. These notes have been recorded at their fair value on the date of acquisition and will be amortized to par over the period to maturity.

In November 2012, the Company issued notes with an aggregate principal of AUD 400 million, due 2017, that pay fixed interest of 4.25 percent semi-annually in arrears. Net issuance proceeds (after underwriting fees) totaled AUD 398 million (equivalent to approximately $412 million on date of issuance). The bonds have been swapped into 3-month floating rate obligations.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Based on available information, the Company believes that radiological remediation at the Windsor site will be concluded in 2013. In February 2011, the Company and Westinghouse Electric Company LLC (BNFL’s former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. The settlement amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Income Statements was not significant for the year and three months ended December 31, 2012 and 2011.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was not significant for the year and three months ended December 31, 2012, as well as the three months ended December 31, 2011. For the year ended December 31, 2011, cash expenditures totaled $149 million, primarily in respect of the Nuclear Technology business.

The Company’s estimated cash expenditures for 2013 are $18 million and are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2012	2011
Provision balance relating to:
Nuclear Technology business	9	24
Various businesses	82	68
	91	92
Environmental provisions included in:
Provisions and other current liabilities	22	22
Other non-current liabilities	69	70
	91	92

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In January 2007, the European Commission granted the Company full immunity from fines under its leniency program for the Company’s involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. The Company’s GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In October 2009, the European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment) for its involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company’s German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. The Company did not appeal either decision and it paid both fines in full.

The Company’s cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. The Company has received the European Commission’s Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. The Company has also received an initial summary of the Brazilian Antitrust Authority’s (CADE) allegations regarding its

Notes to the Interim Consolidated Financial Information (unaudited)

investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage, except, with respect to the Brazilian investigation, where the Company expects an unfavorable outcome.

In May 2012, the Brazilian Antitrust Authority opened an investigation into certain power businesses of the Company, including its FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

With respect to the foregoing matters which are still ongoing, Management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2012 and 2011, the Company had aggregate liabilities of $211 million and $208 million, respectively, included in “Provisions and other current liabilities” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Notes to the Interim Consolidated Financial Information (unaudited)

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	December 31, 2012	December 31, 2011
Performance guarantees	149	148
Financial guarantees	83	85
Indemnification guarantees	190	194
Total	422	427

In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2012 and 2011, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $78 million and $87 million at December 31, 2012 and 2011, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2012 and 2011, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $57 million and $45 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2012 and 2011, the Company had a maximum potential amount payable of $83 million and $85 million, respectively, under financial guarantees outstanding. Of these amounts, $19 million at both December 31, 2012 and 2011, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Notes to the Interim Consolidated Financial Information (unaudited)

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued, to the purchasers of Lummus Global, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2012 and 2011, was $50 million.

The Company issued, to the purchasers of its interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees at December 31, 2012 and 2011, was $140 million and $141 million, respectively, and is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2012	2011

Balance at January 1,	1,324	1,393
Warranties assumed through acquisitions	4	10
Claims paid in cash or in kind	(219)	(177)
Net increase in provision for changes in estimates, warranties issued and warranties expired	149	124
Exchange rate differences	33	(26)
Balance at December 31,	1,291	1,324

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The Company uses a December 31 measurement date for its plans. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Year ended December 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	221	242	1	2
Interest cost	396	402	11	12
Expected return on plan assets	(494)	(507)	—	—
Amortization of transition liability	—	—	—	1
Amortization of prior service cost	42	44	(9)	(9)
Amortization of net actuarial loss	98	52	4	3
Curtailments, settlements and special termination benefits	2	3	—	—
Net periodic benefit cost	265	236	7	9

	Three months ended December 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	50	65	—	1
Interest cost	102	104	2	3
Expected return on plan assets	(125)	(131)	—	—
Amortization of transition liability	—	—	—	—
Amortization of prior service cost	11	11	(2)	(2)
Amortization of net actuarial loss	36	13	1	—
Curtailments, settlements and special termination benefits	2	2	—	—
Net periodic benefit cost	76	64	1	2

Employer contributions were as follows:

	Year ended December 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	347	305	15	16
Of which, discretionary contributions to defined benefit pension plans	83	36	—	—

	Three months ended December 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	98	76	2	—
Of which, discretionary contributions to defined benefit pension plans	25	4	—	—

The Company expects to make contributions totaling approximately $286 million and $20 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2012, shareholders approved the payment of a dividend of 0.65 Swiss francs per share. The dividend was paid in May 2012 and amounted to $1,626 million.

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the first quarter of 2012, the bank exercised a portion of the call options it held and consequently, the Company delivered 2.7 million shares from treasury stock.

In the fourth quarter of 2012, the Company delivered 2.3 million shares, from treasury stock, under the Employee Share Acquisition Plan.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2012	2011	2012	2011

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	604	822
Income from discontinued operations, net of tax	4	9	—	8
Net income	2,704	3,168	604	830

Weighted-average number of shares outstanding (in millions)	2,293	2,288	2,295	2,290

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	0.26	0.36
Income from discontinued operations, net of tax	—	—	—	—
Net income	1.18	1.38	0.26	0.36

Notes to the Interim Consolidated Financial Information (unaudited)

Diluted earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2012	2011	2012	2011

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	604	822
Income from discontinued operations, net of tax	4	9	—	8
Net income	2,704	3,168	604	830

Weighted-average number of shares outstanding (in millions)	2,293	2,288	2,295	2,290
Effect of dilutive securities:
Call options and shares	2	3	3	1
Dilutive weighted-average number of shares outstanding	2,295	2,291	2,298	2,291

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	0.26	0.36
Income from discontinued operations, net of tax	—	—	—	—
Net income	1.18	1.38	0.26	0.36

Note 13. Restructuring and related expenses

In 2012 and 2011, the Company executed minor restructuring-related activities and incurred expenses of $180 million and $164 million, respectively, which were mainly recorded in total cost of sales. Expenses for the three months ended December 31, 2012 and 2011, amounted $125 million and $107 million, respectively, including $40 million in the three months ended December 31, 2012, related to the repositioning of the Power Systems segment (including the closing of engineering, procurement and construction (EPC) operations in more than 10 countries) announced in December 2012.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2012	2011	2012	2011
Employee severance costs	92	83	48	58
Estimated contract settlement, loss order and other costs	72	53	63	33
Inventory and long-lived asset impairments	16	28	14	16
Total	180	164	125	107

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals and power industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the performance of its segments based on operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

Operational EBITDA represents Earnings before interest and taxes (EBIT) excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-operational items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA.

The following tables present segment revenues, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

	Year ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	8,987	1,730	10,717	10,702	1,585	14.8%
Power Systems	7,575	277	7,852	7,812	290	3.7%
Discrete Automation and Motion	8,480	925	9,405	9,405	1,735	18.4%
Low Voltage Products	6,276	362	6,638	6,626	1,219	18.4%
Process Automation	7,946	210	8,156	8,134	1,003	12.3%
Corporate and Other	72	1,505	1,577	1,576	(279)	—
Intersegment elimination	—	(5,009)	(5,009)	(5,009)	2	—
Consolidated	39,336	—	39,336	39,246	5,555	14.2%

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2011
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	9,028	1,841	10,869	10,901	1,782	16.3%
Power Systems	7,833	268	8,101	8,128	743	9.1%
Discrete Automation and Motion	8,047	759	8,806	8,817	1,664	18.9%
Low Voltage Products	4,953	351	5,304	5,315	1,059	19.9%
Process Automation	8,078	222	8,300	8,318	1,028	12.4%
Corporate and Other	51	1,508	1,559	1,558	(282)	—
Intersegment elimination	—	(4,949)	(4,949)	(4,949)	20	—
Consolidated	37,990	—	37,990	38,088	6,014	15.8%

	Three months ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,561	507	3,068	3,052	461	15.1%
Power Systems	2,188	84	2,272	2,276	(55)	(2.4)%
Discrete Automation and Motion	2,206	283	2,489	2,488	435	17.5%
Low Voltage Products	1,867	103	1,970	1,965	370	18.8%
Process Automation	2,173	57	2,230	2,232	259	11.6%
Corporate and Other	26	397	423	421	(108)	—
Intersegment elimination	—	(1,431)	(1,431)	(1,431)	11	—
Consolidated	11,021	—	11,021	11,003	1,373	12.5%

	Three months ended December 31, 2011
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,578	505	3,083	3,102	460	14.8%
Power Systems	2,329	83	2,412	2,400	238	9.9%
Discrete Automation and Motion	2,139	226	2,365	2,366	411	17.4%
Low Voltage Products	1,244	104	1,348	1,350	256	19.0%
Process Automation	2,257	60	2,317	2,308	272	11.8%
Corporate and Other	24	373	397	394	(80)	—
Intersegment elimination	—	(1,351)	(1,351)	(1,351)	11	—
Consolidated	10,571	—	10,571	10,569	1,568	14.8%

(1) Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,702	7,812	9,405	6,626	8,134	(3,433)	39,246
Unrealized gains and losses on derivatives	30	68	(3)	17	18	1	131
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	(23)	—	—	4	—	(21)
Unrealized foreign exchange movements on receivables (and related assets)	(13)	(5)	3	(5)	—	—	(20)
Total revenues	10,717	7,852	9,405	6,638	8,156	(3,432)	39,336

Operational EBITDA	1,585	290	1,735	1,219	1,003	(277)	5,555
Depreciation and amortization	(209)	(174)	(263)	(250)	(82)	(204)	(1,182)
Acquisition-related expenses and certain non-operational items	(1)	(70)	(8)	(106)	(2)	(12)	(199)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	43	44	2	21	27	(2)	135
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(6)	(21)	1	—	(2)	—	(28)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(19)	(10)	(2)	(5)	(4)	(3)	(43)
Restructuring and restructuring-related expenses	(65)	(52)	4	(23)	(28)	(16)	(180)
EBIT	1,328	7	1,469	856	912	(514)	4,058

Operational EBITDA margin (%)	14.8%	3.7%	18.4%	18.4%	12.3%	—	14.2%

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,901	8,128	8,817	5,315	8,318	(3,391)	38,088
Unrealized gains and losses on derivatives	(49)	(56)	(29)	(16)	(39)	1	(188)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(17)	(19)	1	—	2	—	(33)
Unrealized foreign exchange movements on receivables (and related assets)	34	48	17	5	19	—	123
Total revenues	10,869	8,101	8,806	5,304	8,300	(3,390)	37,990

Operational EBITDA	1,782	743	1,664	1,059	1,028	(262)	6,014
Depreciation and amortization	(200)	(144)	(251)	(116)	(83)	(201)	(995)
Acquisition-related expenses and certain non-operational items	—	—	(90)	—	—	(17)	(107)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(58)	(16)	(29)	(21)	4	(38)	(158)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(14)	(19)	(2)	—	2	1	(32)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	36	38	12	2	20	1	109
Restructuring and restructuring-related expenses	(70)	(54)	(10)	(20)	(8)	(2)	(164)
EBIT	1,476	548	1,294	904	963	(518)	4,667

Operational EBITDA margin (%)	16.3%	9.1%	18.9%	19.9%	12.4%	—	15.8%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	3,052	2,276	2,488	1,965	2,232	(1,010)	11,003
Unrealized gains and losses on derivatives	8	(23)	2	4	(4)	—	(13)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	17	(1)	—	1	1	18
Unrealized foreign exchange movements on receivables (and related assets)	8	2	—	1	1	1	13
Total revenues	3,068	2,272	2,489	1,970	2,230	(1,008)	11,021

Operational EBITDA	461	(55)	435	370	259	(97)	1,373
Depreciation and amortization	(54)	(45)	(71)	(91)	(22)	(58)	(341)
Acquisition-related expenses and certain non-operational items	—	(67)	(1)	(2)	(1)	(8)	(79)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	6	7	—	(7)	5	(1)	10
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	20	—	—	1	1	22
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	4	(1)	(1)	2	1	(2)	3
Restructuring and restructuring-related expenses	(38)	(49)	9	(13)	(21)	(13)	(125)
EBIT	379	(190)	371	259	222	(178)	863

Operational EBITDA margin (%)	15.1%	(2.4)%	17.5%	18.8%	11.6%	—	12.5%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	3,102	2,400	2,366	1,350	2,308	(957)	10,569
Unrealized gains and losses on derivatives	(12)	24	3	(1)	15	5	34
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	(24)	—	—	(2)	—	(28)
Unrealized foreign exchange movements on receivables (and related assets)	(5)	12	(4)	(1)	(4)	(2)	(4)
Total revenues	3,083	2,412	2,365	1,348	2,317	(954)	10,571

Operational EBITDA	460	238	411	256	272	(69)	1,568
Depreciation and amortization	(53)	(45)	(61)	(29)	(20)	(57)	(265)
Acquisition-related expenses and certain non-operational items	—	—	(3)	—	—	(17)	(20)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(12)	(9)	(7)	(1)	4	(19)	(44)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	(17)	(1)	—	(2)	—	(21)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	3	11	—	2	(4)	—	12
Restructuring and restructuring-related expenses	(44)	(33)	(1)	(19)	(7)	(3)	(107)
EBIT	353	145	338	209	243	(165)	1,123

Operational EBITDA margin (%)	14.8%	9.9%	17.4%	19.0%	11.8%	—	14.8%

	Total assets(1)
($ in millions)	December 31, 2012	December 31, 2011
Power Products	7,701	7,355
Power Systems	8,083	7,469
Discrete Automation and Motion	9,416	9,195
Low Voltage Products	9,534	3,333
Process Automation	4,847	4,777
Corporate and Other	9,489	7,519
Consolidated	49,070	39,648

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

October - December 2012 – Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Frank Duggan*	15.11.2012	Shares	673		CHF 15.98
Bernhard Jucker*	15.11.2012	Shares	620		CHF 15.98
Veli-Matti Reinikkala*	15.11.2012	Shares	620		CHF 15.98
Diane de Saint Victor*	15.11.2012	Shares	620		CHF 15.98
Gary Steel*	15.11.2012	Shares	620		CHF 15.98
Hubertus von Grünberg **	22.11.2012	Shares	23,298		CHF 18.01
Jacob Wallenberg **	22.11.2012	Shares	2,873		CHF 18.01
Hans-Ulrich Märki **	22.11.2012	Shares	10,649		CHF 18.01
Roger Agnelli **	22.11.2012	Shares	2,873		CHF 18.01
Michel de Rosen**	22.11.2012	Shares	2,873		CHF 18.01
Michael Treschow **	22.11.2012	Shares	2,922		CHF 18.01
Louis R. Hughes **	22.11.2012	Shares	3,840		CHF 18.01
Ying Yeh **	22.11.2012	Shares	2,905		CHF 18.01

Key:

* Shares were purchased under the ABB Employee Share Acquisition Plan (ESAP)

* * Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 15, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance